SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FY20 PROFITS REMAIN WITHIN LOWER END OF GUIDANCE RANGE
STRONG BALANCE SHEET AND LIQUIDITY CONTINUES

Ryanair Holdings plc today (3 April) advised shareholders that it expects to report pre-exceptional FY20 (yr. end 31 March 2020) Profit After Tax of between €950m and €1,000m, which is at the lower end of its previously announced guidance range. This is due to the response of EU Governments to the spread of the Covid-19 virus, which have since mid-March included widespread flight bans and travel restrictions which have closed Europe's skies to all but a tiny number of rescue and medical flights. The Ryanair Group saw traffic in March fall by 48% from 10.9m guests in 2019 to 5.7m guests in 2020. This caused full-year traffic to rise just 4% to 149m, compared to the 154m figure that Ryanair was on track to achieve, even as late as early March.

Ryanair is currently operating less than 20 daily flights, which is 99% less than its pre-Covid 19 daily schedule of over 2,500 flights. The airline expects its fleet to remain largely grounded for at least April and May. We therefore expect to record ineffectiveness on our FY21 fuel hedges as an exceptional item in our FY20 results. We currently estimate that this will amount to an exceptional charge of approximately €300m. Ryanair Group Airlines continue to work with EU Governments to maintain minimum flight links for emergency reasons, and to operate rescue and medical flights when requested to do so. Ryanair continues to operate occasional currency flights to ensure that its pilots and aircraft are ready for a return to service when this Covid-19 crisis passes, as it inevitably will.

Ryanair has one of the strongest balance sheets in the industry, with year-end cash equivalents of €3.8bn and 327 (77%) of the Group's owned fleet unencumbered and debt free.  The Ryanair Group has already implemented a series of measures to cut operating costs, improve liquidity and cash flows. These include aircraft groundings, deferring capex, suspending share buybacks, freezing recruitment and discretionary spending, cutting all pay (including senior management) by 50% with immediate effect for April and May, and we are engaging with our people and our unions across all EU countries to agree payroll support mechanisms as they are put in place by EU Governments.

We are grateful to many EU Governments for their foresight and speed of response in recognising that the EU airlines are one of the most exposed industries to the Covid-19 pandemic and that our flights have been grounded by necessary Government restrictions to combat the spread of Covid-19.  However, we equally support the EU Commission's position that any such Government supports must comply with all EU State Aid and Competition rules.

Given the continued uncertainty on the impact and duration of the Covid-19 pandemic, it is not possible to give FY21 guidance at this time. The Ryanair Group of Airlines will continue to focus on delivering cost savings, protecting jobs, working with EU Governments to support rescue and medical flights, and preparing for the return to normal service when the Covid-19 crisis has passed, which we hope will be sooner rather than later.

As this is a closed period, the Group's next market update will be on 18th May when we release our FY20 results.

ENDS

This announcement contains inside information

For further information
please contact:                        Shane O'Toole                                     Piaras Kelly
                                                Ryanair                                                 Edelman Ireland
                                                Tel: +353-1-9451212                           Tel: +353-1-6789333
                                                RyanairIR@ryanair.com                      ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 April, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary